Siemens AG, Wittelsbacherplatz 2, 80333 Muenchen

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 3030

Washington, D.C. 20549-5546, USA

United States of America	March 1, 2012

Re:	Siemens Aktiengesellschaft

Annual Report on Form 20-F for the

Year Ended September 30, 2011, Filed November 30, 2011

File No. 001-15174

Dear Mr. James,

We are writing in response to your email dated February 1, 2012 to Mr. Joe Kaeser setting out 9 comments on the above-mentioned filing. For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Siemens AG	Wittelsbacherplatz 2 80333 Muenchen Germany	Tel.: +49 (89) 636 00 Fax: +49 (89) 636 34242

Siemens Aktiengesellschaft: Chairman of the Supervisory Board: Gerhard Cromme;

Managing Board: Peter Loescher, Chairman, President and Chief Executive Officer; Roland Busch, Brigitte Ederer, Klaus Helmrich,

Joe Kaeser, Barbara Kux, Hermann Requardt, Siegfried Russwurm, Peter Y. Solmssen, Michael Suess

Registered offices: Berlin and Munich, Germany; Commercial registries: Berlin Charlottenburg, HRB 12300, Munich, HRB 6684

WEEE-Reg.-No. DE 23691322

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Form 20-F for the Fiscal Year Ended September 30, 2011

Item 18. Financial Statements, page F-1

-Consolidated Statement of Cash Flow, page F-4

1.	We note you use the indirect method of determining cash flows from operating activities within your cash flow statement and that you begin with income from continuing operations. Please tell us how your presentation complies with paragraph 18(b) of IAS 7 which indicates that you should begin with your profit or loss.

Response to Comment

IFRS 5.33 requires the separate presentation of net cash flows from discontinued operations but does not explicitly state the starting point for the cash flow statement. In addition, paragraph 18(b) of IAS 7 does not specify the measure of profit or loss, in particular with regard to continuing and discontinued operations. The illustrative example in Appendix A of IAS 7 starts the reconciliation to cash flows from operating activities with the line item “Profit before taxation”; IAS 8.10 in connection with IAS 1.82(f) defines “profit or loss” as a net amount, but does not explicitly amend the required minimum line items for a presentation of discontinued operations. Generally, diversity in practice has been acknowledged by the Staff in its paper on the Work Plan for the Consideration of Incorporating International Financial Reporting Standards into the Financial Reporting System for U.S. Issuers.

We believe that users of financial statements are primarily interested in information on cash flows from continuing operations. On this basis and compliant with IAS 7, we decided to use income from continuing operations as starting point for our consolidated statements of cash flow. Further, a reconciliation from net income to income from continuing operations is presented on the face of the consolidated statements of income. Consistent with this basis, the individual line items in our cash flow statement are presented on a continuing operations basis with the discontinued operations amounts included on a net basis for each of operating, investing and financing cash flows.

However, in light of the aforementioned diversity in practice, we understand the question to enhance the consistent presentation and will revise the starting point for calculating net cash provided by operating activities in future filings by reconciling from net income.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 2. Summary of Significant Accounting Policies, page F-10

-Revenue Recognition page F-12

2.	We note from the first paragraph of this section that you recognize revenue to the extent that it is probable that the economic benefits will flow to the company and revenue can be reliably measured, regardless of when the payment is made. Please tell us how you considered the other criteria outlined in paragraphs 14 and 20 of IAS 18 in determining when to record revenue.

Response to Comment

In Note 1, Basis of presentation, presented on page F-10, Siemens confirms that its consolidated financial statements are prepared in accordance with International Financial Reporting Standards as required by IAS 1.114. We confirm that Siemens only recognizes revenue from the sale of goods and the rendering of services when all criteria outlined in IAS 18.14 and IAS 18.20, respectively, are fulfilled.

In fiscal 2011, we revised the structure of the section concerning revenue recognition in Note 2, Summary of significant accounting policies, presented on pages F-10 and following, in order to enhance the information provided to users of our financial statements. In the first paragraph of the section on recognition of revenue, basic principles for the recognition of revenue which apply to all of our transactions are outlined. This includes the consideration of the criteria (c) and (d) of paragraph 14 as well as of the criteria (a) and (b) of paragraph 20 of IAS 18. In the following paragraphs, on pages F-12 to F-14, we provide a more detailed description of how Siemens considers the criteria outlined in paragraphs 14 and 20 of IAS 18 for different types of transactions, including the sale of goods and the rendering of services. This description includes explanations on the application of the criteria of IAS 18.14 (a) and IAS 18.20 (c). Siemens, as a rule, does not retain continuing managerial involvement or effective control with respect to the goods it sells after the significant risk and rewards of ownership of the goods have been transferred to the customer. Our internal reporting systems allow us to reliably determine the cost of goods sold associated with the respective transaction – both for the sale of goods as well as the rendering of services. Revenue from the rendering of services is only recognized in case the costs incurred and the costs to complete the transaction are known or can be estimated reliably.

In accordance with the principles of IAS 1.117 to IAS 1.124, it is our intention to provide all material information that is relevant for an understanding of our consolidated financial statements.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

-Discontinued operations, page F-16

3.	In your accounting policy on discontinued operations and non-current assets held for disposal, you disclose that in presenting the financial effects of a discontinued operation, revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. You further clarify that no profit or loss is recognized for intragroup transactions. Please provide us with further information regarding how you apply this policy, quantifying the effects of the policy for the periods presented. Discuss further your basis under IFRS for not eliminating revenues and expenses arising from intragroup transactions that are considered to continue after the disposal of the discontinued operation.

Response to Comment

Regarding the accounting principles on intragroup transactions between continuing and discontinued operations, it is unclear whether IAS 27 or IFRS 5 takes precedence. On the one hand, according to IAS 27.21, intragroup transactions should be eliminated in full (entity view). On the other hand, in respect of non-current assets or disposal groups held for sale and discontinued operations, IFRS 5.30 requires that an entity should present and disclose information that enables users of financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets or disposal groups (economic view). In addition, IFRS 5.6 requires a classification as non-current assets or disposal groups held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. This establishes an objective to present transactions remaining after a sales event as continuing operations; IFRS 5.6 is also relevant for discontinued operations.

If the transactions between the continuing and discontinued operations are expected to continue after the operations are disposed of, we believe that, based on IFRS 5.30 and 5.6, the presentation should reflect the continuation of the pre-existing relationship as this economic view enables users of the financial statements to evaluate the financial effects of discontinued operations. Based on the economic view we believe IFRS 5 should take precedence on presentation. Accordingly, we present revenues and expenses arising from intragroup transactions between continuing and discontinued operations that are considered to continue after the disposal on a gross basis. However, we respect the basic principle set out in IAS 27 not to recognize profit or loss for intragroup transactions. Revenues and expenses of €337 million, €495 million and €529 million recognized from intragroup transactions that we consider to continue after the disposal are included in Siemens’ consolidated statements of income for fiscal 2011, 2010 and 2009, respectively, on a gross presentation basis.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 3. Critical Accounting Estimates, page F-23

-Measurement of non-current assets and disposal groups…, page F-24

4.	We note on page F-24 that you determined the fair value less costs to sell for the disposal group of Siemens IT Solutions and Services based upon the Atos S.A. consideration given less commitments entered into by Siemens. We further note that the valuation of these commitments included subjective judgment by management on the probability, timing, and amount of these obligations. With a view towards enhanced disclosure, please provide the underlying assumptions utilized when determining these commitments and how these assumptions were developed.

Response to Comment

As is generally the case for sales and purchase agreements (SPA), the contract with Atos S.A. (AtoS) also includes representations, warranties and indemnifications. Whether additional costs will be incurred arising from future claims under these indemnifications is inherently uncertain and dependent upon facts and circumstances arising after the closing. When accounting for the disposal of Siemens IT Solutions and Services, we used our professional judgment in assessing the likelihood of an outflow of economic resources in connection with these obligations. Moreover, we evaluated the expenditure required to settle such obligations and assessed the timing of such settlement. Based on probable future cash outflows we determined whether the provisions had to be discounted. Our best estimate was influenced by the specific characteristics of this particular transaction and by the experience gathered during previous disposal transactions at Siemens. The obligations assumed by Siemens principally relate to both business-related and tax risks usually present in transactions of this kind as well as to costs for a specific integration and training program implemented at Siemens IT Solutions and Services in the course of the transfer to AtoS. All additional risks covered are transaction-related and directly linked to the SPA with AtoS while ongoing operating risks were reflected accordingly in the regular accounting at Siemens IT Solutions and Services.

The business-related indemnifications mainly cover risks in connection with customer projects of Siemens IT Solutions and Services. Siemens accounted for the customer contracts in accordance with the relevant accounting standards, in particular IAS 11, IAS 18 and IAS 37. Standard project accounting procedures applied at Siemens include analyses for project cost valuations, customer claims etc. In the SPA, Siemens contractually agreed to compensate AtoS for further risks with regard to customer projects. These risks include:

•

Facts and circumstances that existed as of change of control but only became evident post-closing and that would result in a revaluation of the work in progress, accounts receivables or the accruals for contingent losses.

•	Potential losses from contract terminations by customers as a result of change of control clauses included in the respective customer contracts.

•	Additional risks arising from product or service warranty claims relating to customer contracts terminated or completed prior to a change of control.

As a consequence, we analyzed whether these commitments required provisions in excess of those already reflected in the project accounting estimates in operations. To assess the likelihood of occurrence and the valuation and timing of these risks, we used our insight into the status of specific customer projects as well as our expertise on the sustainability of customer relationships. This assessment takes into consideration that project accounting inherently involves matters of judgment and that judgments made by Siemens might be challenged by AtoS for its benefit after the change of control. In particular, it is assumed that new, rather subjective assessments on project costs, project profitability and the accrual of potential losses might be made. The assessment also takes in consideration our best estimate on the application of the change of control clauses and additional warranty claims. The factors taken into consideration in this assessment were corroborated by the ongoing correspondence and meetings between Siemens and AtoS during the time of closing and beyond, in which it became clear that AtoS is determined to apply its own judgment in order to identify potential risks. In this context, we made reasonable estimates regarding the effects that would result if AtoS made use of the contractually agreed business-related indemnifications.

The tax indemnification refers to a specific tax item at the German legal entity Siemens IT Solutions and Services GmbH. Based on assumptions about the treatment and amount of this item in the tax return of that entity in accordance with applicable

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

tax law, the expected time of realization of that item and the applicable tax rate, we estimated the amount of indemnity to be recognized.

The support for the integration and training program provided to AtoS covers a contractually-agreed fixed amount of €250 million, as disclosed in Note 4, Acquisitions, dispositions and discontinued operations, on pages F-31 and F-32. Based on program implementation schedules, we formed an expectation about the timing of the settlement.

Siemens disclosed the exposure related to the contractual commitments against AtoS by presenting information with regard to the purchase price, derecognized assets and liabilities and the disposal loss in footnote 4, Acquisitions, dispositions and discontinued operations, on pages F-31 and F-32. We received a notice of objection in December 2011 in which AtoS claimed adjustments to the cash purchase price relating to the net debt and net working capital of Siemens IT Solutions and Services. The preliminary cash purchase price adjustment had been determined on a contractually agreed basis in specific closing financial statements. The parties finally agreed on the cash adjustment in a settlement agreement dated February 22, 2012. Siemens will update its disclosure with regard to this settlement in the fiscal year 2012 filing. However, a final agreement with AtoS on all indemnifications referred to above is not expected to be achieved in fiscal year 2012.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 4. Acquisitions, Dispositions, and Discontinued Operations, page F-25

5.	We note from pages F-28 through F-30 that you have classified OSRAM AG as discontinued operations during the second quarter of fiscal 2011 due to your announcement to publicly list this company and that you have postponed the timing of the public listing depending on the stabilization of the public markets. Please specifically explain to us how you meet the criteria outlined in paragraphs 7 through 9 and Appendix B of IFRS 5 to continue to classify this subsidiary as discontinued operations and assets and liabilities as held for sale as of September 30, 2011.

Response to Comment

When we initially classified our subsidiary OSRAM AG (OSRAM) as held for disposal and discontinued operations as of the end of the second quarter of fiscal 2011, we considered that capital market conditions would permit completion of the listing within one year. In September 2011, we postponed the timing of the listing as a result of the adverse developments in the capital markets (European sovereign debt crisis, highly volatile environment, declining market volume for initial public offerings) that were beyond our control and that we considered unlikely at initial classification as held for disposal and discontinued operations when positive trends after the 2009 financial crisis were evident in Europe and elsewhere.

Appendix B of IFRS 5 provides explicit guidance in cases of an extension of the one-year requirement in IFRS 5.8. We have considered and evaluated the criteria in Appendix B of IFRS 5 and determined that they were satisfied as of September 30, 2011. More specifically, Appendix B(c) of IFRS 5 sets forth criteria for circumstances arising during the initial one-year period that were previously considered unlikely and, as a result, a non-current disposal group previously classified as held for sale not being sold by the end of that period. These criteria include (i) that during the initial one-year period the entity took action necessary to respond to changes in circumstances, (ii) the non-current disposal group is being actively marketed at a price that is reasonable, given the change in circumstances, and (iii) the criteria in IFRS 5.7-8 are met. As of September 30, 2011, our preparations for the listing were on track. Furthermore, responding to the change in circumstances, we considered possible price ranges for the listing of OSRAM that reflected current capital market conditions. As a result, Siemens was prepared to proceed with the listing in the near term. While the initial one-year period was not completed as of September 30, 2011, we also explored alternatives to achieve the objective of disposing of the OSRAM business. Nonetheless, Siemens continues to be firmly committed to its plans to publicly list OSRAM and, accordingly, continues to deem the listing highly probable within the next twelve months.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net, page F-35

6.	We note here that you recorded your share of NSN’s fiscal 2010 loss of €(280) million and on page F-50 and throughout the filing that you converted your outstanding shareholder loans to NSN into new equity during fiscal 2011. Please tell us whether there was any indication that this investment may be impaired during 2011 and whether you performed a test for impairment related to this investment. Please tell us the carrying amount of this investment as of September 30, 2011.

Response to Comment

The carrying amount of €2.228 billion as of September 30, 2011 (€1.704 billion, in prior year) includes the recognition of our share in NSN’s loss for fiscal 2011 (minus €280 million), the conversion of our outstanding shareholder loan (plus €266 million) as well as a capital injection (plus €500 million). Reference is made to pages F-35 and F-114, Form 20-F for the fiscal year ended September 30, 2011. We assessed the value of our investment in NSN in the course of our standard investment monitoring procedures during fiscal 2011 and concluded that there was no need for an adjustment of the carrying amount of our investment in NSN.

Our share in NSN’s fiscal 2011 loss and the conversion of the outstanding shareholder loan did not represent an indication that the investment may have been impaired during fiscal 2011 in accordance with IAS 28.31-34 and IAS 39.59. IAS 39.59 regards a financial asset as impaired if objective evidence of a loss event exists and this loss event impacts the estimated future cash flows of the financial asset. In addition, the criteria in IAS 39.59 include that losses expected as a result of future events, no matter how likely, are not recognized. There was no material modification of the quality of expected cash flows in the business plan considering both issues mentioned above. Furthermore, the conversion of our outstanding shareholder loan would not have had an effect on the difference between the carrying amount and recoverable amount. Moreover, there was no other event in fiscal 2011 qualifying as a triggering event pursuant to IAS 39.59. Accordingly, we did not perform quantitative impairment testing procedures.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 12. Trade and other Receivables, page F-41

7.	We note your disclosures on page F-23 related to how you assess your trade and other receivables for impairment and your concentration of sales to European countries disclosed on page F-113. Considering the European sovereign debt crisis and economic conditions and your concentration of sales in these foreign countries, please explain to us in more detail how you have assessed your outstanding receivable balances for potential impairment, including loans receivable, accounts receivable and loans from finance leases.

Response to Comment

Siemens continuously monitors the economic conditions of the approximately 190 countries it is doing business in, including the developments of the European sovereign debt crisis as well as the global macroeconomic environment as such.

As described in the disclosures on financial risk management in Note 33, Financial risk management, Siemens has established tools and processes to identify, quantify and mitigate the credit risk inherent in the financial assets resulting from its world-wide operating and financing activities. These measures have proven to be effective under challenging economic circumstances including the current sovereign debt crisis.

Siemens closely monitors its financial asset portfolio including loans as well as trade and finance lease receivables for potential impairment. As part of the process, SFS determines and continuously updates ratings for Siemens’ public and private customers, both in the Euro zone and around the world, using generally accepted rating methodologies and also taking information available from external rating agencies into account. For public customers our policy provides that the rating applied to individual customers cannot be better than the weakest of the sovereign ratings provided by Moody’s, S&P’s and Fitch for the respective country.

Based on these ratings, valuation allowances are determined for loans and receivables which are not individually impaired using rating- and maturity-specific valuation allowance percentages derived from historical default experiences for groups of receivables with similar customer ratings and maturities. Once a rating is changed, the respective financial assets are re-measured according to the new rating class.

In addition to this portfolio-based approach, Siemens individually assesses financial assets for impairment if they pose a significant exposure to risk in terms of amount outstanding, maturity or creditworthiness of the customer. Indicators for impairment include delay of payment, breaches of covenants, bankruptcy proceedings et cetera.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

Note 16. Goodwill, page F-44

8.	We note that you began separately monitoring the solar and hydro business within the Renewable Energy Division during the third quarter of 2011, amongst others and that you ultimately recognized €128 million impairment of goodwill related to this business. With a view towards enhanced disclosure, please tell us the nature, amount, and timing of the impairment losses that you recognized related to your Solar Thermal Energy Business. Explain the reference to “amongst others” businesses that you started monitoring during the third quarter of 2011 and the results of your impairment tests. Please tell us the amount of the goodwill balance related to your Solar Thermal Energy Business as of September 30, 2011, following the write-off.

Response to Comment

Siemens performs the mandatory annual impairment test for acquired goodwill as of September 30 and regularly assesses events triggering a separate impairment test based on internal and external indicators, as described in IAS 36.9-17, in its interim reporting periods. Siemens did not identify any triggering events for a separate impairment test of goodwill of the Renewable Energy Division throughout the first to third quarters of fiscal 2011.

Based on the change in market and business structure, the Siemens Managing Board initiated in the third quarter of fiscal 2011 a separate monitoring of the solar and hydro business, including the Solar Thermal Energy (STE) business, and the wind business. Despite the small size of these businesses compared to other Siemens businesses the decision was, however, also driven by further factors which we indicated by our reference to “amongst others” in Note 16, Goodwill, on page F-46. These factors included that the financial results of the STE business were below expectations and had an adverse impact on the results of the Renewable Energy Division as a whole. Also STE’s business performance distorted the results of the wind power business despite the fact that the STE business represented only a small part of the entire Division. Accordingly, the annual impairment test for goodwill as of September 30, 2011 was performed individually for the solar and hydro business and the wind business.

The impairment test regarding the solar and hydro business as of September 30, 2011 followed the guidance outlined in IAS 36.98. The impairment test for assets other than goodwill was performed first; these assets were tested at the lowest level that generates largely independent cash inflows. For the goodwill impairment test, the testing level is defined as lowest level at which the goodwill is monitored for internal management purposes according to IAS 36.80(a); i.e. the solar and hydro business.

As disclosed in Note 16, Goodwill, on page F-46, the trigger for an impairment testing was an observable technology shift from the solar thermal to the photovoltaic technology due to sustainable high solar thermal electricity production cost and significantly reduced public and private funding for STE projects. For example the lighthouse project Blythe of Solar Millennium (USA) shifted from STE to photovoltaic in the fourth quarter of fiscal 2011. Based on these key developments the expectations for size and development of the STE business were reduced significantly, particularly for 2013 and beyond. These changes drove a reconfiguration (risk, timing and amount) of the respective cash flows for the STE business, in particular an adjustment to the expected revenues from the product portfolio, including our updated expectations with respect to future growth rates. The adjusted business plan was finalized and approved in the fourth quarter of fiscal 2011. This business plan and related parameters, including a discount rate of 9.1% and a terminal value growth rate of 1.5%, were the basis for our goodwill impairment test.

As disclosed in Item 5 on page 71, Siemens recorded total impairments of €231 million in the fourth quarter of fiscal 2011 related to the STE business, of which €128 million are related to the impairment of goodwill. The other impairments to the total amount of €103 million are composed of €46 million for assets which generate separate cash flows (mainly from the impairment of the investment in Archimede Solar Energy S.r.l. amounting to €43 million; disclosed in Note 8, Income (loss) from investments accounted for using the equity method, net, on page F-35), €28 million with regard to intangible assets (disclosed in Note 17, Other intangible assets, on page F-47) and €29 million relating to property, plant and equipment (disclosed in Note 18, Property, plant and equipment, on page F-48). The remaining goodwill balance of €81 million in the solar and hydro business as of September 30, 2011 is primarily related to the STE business.

The goodwill impairment test of the wind business representing the remaining part of the Renewable Energy Division did not result in any impairment loss.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

Comment

9.	We note on page 25 and throughout the filing that you decided in the third quarter of fiscal 2011 that you are going to shift the focus of certain particle therapy projects primarily to research within the Imaging & Therapy Systems Division of the Healthcare Sector and that you recognized €381 million related to the reevaluation of the commercial feasibility of particle therapy. Please explain to us how this impacted your fiscal 2011 goodwill impairment analysis related to the Imaging & Therapy System Division within the Healthcare Sector as well as any related impairment analyses for other long-lived assets.

Response to Comment

Siemens performs the mandatory annual impairment test for acquired goodwill as of September 30 and regularly assesses events triggering a separate impairment test based on internal and external indicators, as described in IAS 36.9-17, in its interim reporting periods. Siemens did not identify an event triggering an impairment loss throughout fiscal 2011 within the Imaging & Therapy Systems Division; this includes the assessment of the commercial feasibility of particle therapy.

The particle therapy business represents only a small part of the Imaging & Therapy Systems Division. Furthermore, the amount by which the fair value of the Imaging & Therapy Systems Division exceeded its carrying amount as of September 30, 2011 is several times the amount of its allocated goodwill, which amounted to €2.506 billion (the amount of goodwill is disclosed in Note 16, Goodwill, on page F-46). In addition, we also considered the guidance in IAS 36.15 during the interim reporting periods. Overall, the reevaluation of the commercial feasibility of particle therapy had no material impact on our annual goodwill impairment test and does not trigger an impairment loss.

All assets in connection with the particle therapy business qualify as project-related assets. These project-related assets were fully impaired in previous accounting periods in accordance with IAS 37.69 and IAS 36.59 prior to the booking of an onerous sales contract, which has been recorded as disclosed in Note 25, Provisions, on page F-68. Accordingly, no additional asset impairment analysis was performed as a result of the reevaluation of the commercial feasibility of particle therapy.

Letter to Mr. Martin James Senior Assistant Chief Accountant Securities and Exchange Commission

* * *

We trust that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact us.

In accordance with your request, Siemens Aktiengesellschaft acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 1, 2012

Very truly yours,

SIEMENS AKTIENGESELLSCHAFT

/s/ DR. JOCHEN SCHMITZ
Name: Dr. Jochen Schmitz Title: Corporate Vice President and Controller

/s/ DR. ANDREAS C. HOFFMANN
Name: Dr. Andreas C. Hoffmann Title: General Counsel Corporate & Finance

cc:	Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

US Securities and Exchange Commission

Mr. Joe Kaeser

Executive Vice President and Chief Financial Officer

Siemens Aktiengesellschaft

Mr. Peter Y. Solmssen

Executive Vice President and General Counsel

Siemens Aktiengesellschaft

Mr. Krystian Czerniecki, Esq.

Sullivan & Cromwell LLP

Mr. Rudolf Kraemmer

Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft